EXECUTION COPY

AMENDMENT NO. 2 TO THE ASSET PURCHASE AGREEMENT

THIS AMENDMENT No. 2 TO THE ASSET PURCHASE AGREEMENT (this "Amendment") is made as of May 26, 2009 by and among MP Foam DIP LLC, a Delaware limited liability company("Purchaser"), and Foamex International Inc., a Delaware corporation ("Foamex Inc."), Foamex L.P., a Delaware limited partnership ("Foamex"), FMXI, LLC, a Delaware limited liability company ("FMXI"), Foamex Latin America, Inc., a Delaware corporation ("Foamex Latin America"), Foamex Asia, Inc., a Delaware corporation ("Foamex Asia"), Foamex Carpet Cushion LLC, a Delaware limited liability company ("Foamex Carpet"), Foamex Mexico, Inc., a Delawarecorporation ("Foamex Mexico") and Foamex Canada Inc., a Canadian corporation ("Foamex Canada", and, together with Foamex Inc., Foamex, FMXI, Foamex Latin America, Foamex Asia, Foamex Carpet and Foamex Mexico, "Sellers").

W I T N E S S E T H :

WHEREAS, Purchaser and Sellers have entered into that certain Asset Purchase Agreement, dated as of March 25, 2009, relating to the purchase and sale of certain assets of Sellers, amended on April 30, 2009 (the "Purchase Agreement");

WHEREAS, on May 20, 2009, Purchaser entered into that certain Settlement with Second Lien and Unsecured Creditors by and among, Purchaser, Law Debenture Trust Company of New York, as administrative agent under the Second Lien Credit Agreement, and the Official Committee of Unsecured Creditors of Foamex International, Inc. et al., which is attached hereto as Exhibit G (the "Global Settlement").

WHEREAS, on May 21, 2009 an auction was concluded pursuant to the Bidding Procedures and the Approval Order entered by the Bankruptcy Court (the "Auction");

WHEREAS, at the conclusion of the Auction a proposal to effect the Sale pursuant to (i) a credit bid by The Bank of New York Mellon, as administrative and collateral agent, on behalf of the First Lien Term Lenders, under that certain First Lien Term Credit Agreement, entered into as of February 12, 2007, among the Sellers, the lenders party thereto and the administrative agent and collateral agent (as previously amended, modified or revised, the "First Lien Credit Agreement"), pursuant to an instruction letter annexed hereto as Exhibit H (the "Bid Direction Letter") given by parties constituting the Required Lenders (as defined in the First Lien Credit Agreement), consisting of certain Affiliates of Purchaser, together with (ii) certain modified terms of the Agreement proposed by Purchaser as specifically set forth herein, was declared the winning bid;

WHEREAS, the parties hereto wish to amend certain terms of the Purchase Agreement to reflect the outcome of the Auction, as set forth herein; and

WHEREAS, all capitalized terms not otherwise defined herein shall have such meanings as ascribed to them in the Purchase Agreement;

NOW THEREFORE, in consideration of the premises and mutual covenants contained herein, the parties hereto hereby agree as follows:

1.	Definitions.

(a)       Section 1.1 of the Purchase Agreement shall be amended to add the following definitions in appropriate alphabetical order:

"Agent" shall mean The Bank of New York Mellon, as administrative and collateral agent, under the First Lien Credit Agreement.

"Agent Fees" has the meaning set forth in Section 7.15(e).

"Bid Direction Letter" has the meaning set forth in the Recitals to this Amendment.

"Cashout Election" has the meaning set forth in Section 7.15(b).

"Cashout Price" means the Estimated Cashout Price or the Final Cashout Price, as the case may be.

"Distribution Agent" has the meaning set forth in Section 7.15(b).

"Distribution Agreement" has the meaning set forth in Section 7.15(c).

"Equity Election" has the meaning set forth in Section 7.15(b).

"Estimated Cashout Price" has the meaning set forth in Section 7.15(f).

"Final Cashout Price" has the meaning set forth in Section 7.15(g).

"First Lien Credit Agreement" has the meaning set forth in the Recitals to this Amendment.

"First Lien Term Lenders" means the lenders under the First Lien Credit Agreement.

"Global Settlement" has the meaning set forth in the Recitals to this Amendment.

"Pro Rata Share" has the meaning set forth in the First Lien Credit Agreement.

"PBGC Settlement" means a settlement among the Sellers, the Purchased Subsidiaries and the PBGC with a settlement payment to the PBGC of no greater than $1,600,000 and otherwise in form and substance substantially similar to Exhibit E attached hereto.

"Purchaser Equity Securities" has the meaning set forth in Section 7.15(b).

"Purchaser's FSAs" has the meaning set forth in Section 7.7(p).

"Required Lenders" has the meaning set forth in the First Lien Credit Agreement.

"Sellers' FSAs" has the meaning set forth in Section 2.1(t)."

(b)       The following definitions contained in Section 1.1 of the Purchase Agreement shall be amended and restated in their entirety as follows:

"Accounting Firm" has the meaning set forth in Section 7.15(i)(ii).

"Closing Statement" has the meaning set forth in Section 7.15(i).

"Estimated Working Capital" has the meaning set forth in Section 7.15(h).

"Final Working Capital" has the meaning set forth in Section 7.15(i).

"Mexican GAAP" means the applicable generally accepted accounting principles or Norms of Financial Information in force in Mexico.

"Mexican Taxes" means the applicable provisions of the Income Tax Law (Ley del Impuesto Sobre la Renta), the Value Added Tax Law (Ley del Impuesto al Valor Agregado) and any other applicable tax law in force in Mexico, including, without limitation, income Taxes, flat Taxes, profit sharing Taxes, and Taxes assessed as a result of net operating loss, asset Tax or CUFIN recapture.

"Notice of Disagreement" has the meaning set forth in Section 7.15(i)(i).

"Purchase Price" has the meaning set forth in Section 3.3.

"Unencumbered Assets Amount" has the meaning set forth in Section 3.3.

(c)       Section 1.1 of the Purchase Agreement shall be amended to delete the following definitions: "Closing Escrow Agreement", "Escrow Amount", "Estimated Cash Purchase Price", "Final Cash Purchase Price", "Initial Purchase Price" "Mexican APA", "Mexican Assets" and "Mexican Services Agreement".

(d)       The definition of "Tax Amount" set forth in Section 1.1 of the Purchase Agreement shall be amended to delete the following phrase "the Mexican Assets or".

(e)       Section 1.6(c) of the Purchase Agreement shall be amended and restated in its entirety as follows:

"(c)       [reserved]."

2.	Purchased Assets and Excluded Assets.

(a)       Section 2.1 of the Purchase Agreement shall be amended by deleting the phrase "subject to the mutual agreement of the Sellers and Purchasers in accordance with Section 7.10" from subsection (n) thereof.

(b)       Section 2.1 of the Purchase Agreement shall be amended by deleting the second "and" in subsection (r) thereof.

(c)       Section 2.1 of the Purchase Agreement shall be amended by deleting the "." at the end of such section and replacing it with "; and" in subsection (s) thereof.

(d)       Section 2.1 of the Purchase Agreement shall be amended to add the following:

"(t)       any Avoidance Actions; and

(u)       cash from the Sellers' flexible spending accounts for medical or dependent care expenses under a plan pursuant to Section 125 and Section 129 of the Code (the "Sellers' FSAs"), equal to the difference of (i) the total contributions made to the Sellers' FSAs attributable to Transferred Employees in respect of the plan year in which the Closing occurs, less (ii) an amount equal to the total claims already paid to or on behalf of such Transferred Employees in respect of such plan year; provided, however, that the Sellers' FSAs shall not constitute Purchased Assets or Transferred Benefit Plans."

(e)       Section 2.2(j) of the Purchase Agreement shall be amended by deleting the phrase "or Mexican Assets" and substituting therefore the phrase "(or their respective assets)".

(f)        Sections 2.2(k) and (l) of the Purchase Agreement shall be amended and restated in its entirety as follows:

"(k)        [reserved].

(l)          [reserved]."

3.	Purchase Price.

(a)       Section 3.2 of the Purchase Agreement shall be shall be amended and restated in its entirety as follows:

"Section 3.2          [reserved]."

(b)       Section 3.3 of the Purchase Agreement shall be amended and restated in its entirety as follows:

"On the terms and subject to the conditions hereof, at the Closing, Purchaser shall (i) cause its Affiliates (or others with which it has contractual rights) who are Required Lenders under the Credit Agreement to direct the Agent to credit the amount of principal due under the loans due under the First Lien Credit Agreement by $155,000,000 pursuant to the credit bid of such amount, by the Agent on behalf of the First Lien Term Lenders, pursuant to the Bid Direction Letter (such portion of the Purchase Price, the "First Lien Credit Bid"); (ii) assign to Sellers the claims of Purchaser set forth in clause (i) of the definition of Purchaser DIP Claim pursuant to the DIP Claim Assignment Agreement; (iii) pay or cause to be paid to Sellers an amount to be specified by Sellers at least five (5) Business Days prior to the Closing Date for the Purchased Subsidiaries, Purchased Joint Ventures and other Purchased Assets that are not subject to the Liens securing the obligations under the First Lien Credit Agreement (such specified amount, the "Unencumbered Assets Amount"), by wire transfer of immediately available funds to an account designated by Sellers at least three (3) Business Days prior to the Closing Date; (iv) pay or cause to be paid to Sellers the amount equal to (x) the amount necessary to pay in full the then outstanding obligations of Sellers under the DIP Loan Agreement and the DIP Documents (as defined in the DIP Order), including the Letter of Credit Amount (if such amount is not zero as calculated pursuant to Section 7.14), minus (y) the amount (which could be positive or negative) equal to the Purchaser DIP Claims, which amount in this clause (iv) shall be payable in part pursuant to the DIP Claim Assignment Agreement; (v) pay or cause to be paid the HL Fee Amount, the Seller Professional Fee Amount and the Wind-Down Amount in accordance with Section 3.9; and (vi) assume the Assumed Liabilities as provided in Section 2.3, which were estimated as of March 25, 2009 to be $26,600,000 (the sum of (i)-(vi) above, the "Purchase Price"). For the avoidance of doubt, the amount of cash payable by Purchaser to Sellers pursuant to this Section 3.3 shall be reduced by the Deposit Amount by virtue of the credit received pursuant to Section 3.1."

(c)       Section 3.4 of the Purchase Agreement shall be shall be amended and restated in its entirety as follows:

"Section 3.4.      [reserved]."

4.	Deliveries at the Closing.

(a)       Section 4.2(a)(ix) of the Purchase Agreement shall be amended and restated in its entirety as follows:

"(ix)       [reserved]."

(b)       Section 4.2(a)(xi) of the Purchase Agreement shall be amended and restated in its entirety as follows:

"(ix)       [reserved]."

(c)       Section 4.2(b)(i) of the Purchase Agreement shall be amended and restated in its entirety as follows:

"(i)      (x) cash in an amount necessary to pay the cash portion of the Purchase Price; (y) the DIP Claim Assignment Agreement, duly executed by an authorized officer of Purchaser; and (z) evidence, in form and substance reasonably satisfactory to Sellers, that the amount of principal due under the loans due under the First Lien Credit Agreement has been credited by $155,000,000;"

(d)       Section 4.2(b)(iv) of the Purchase Agreement shall be amended and restated in its entirety as follows:

"(iv)       [reserved]."

(e)       Sections 4.2(c) of the Purchase Agreement shall be amended and restated in its entirety as follows:

"(c)      In addition to the deliveries set forth in Section 4.2(b), the Purchaser shall (i) pay the Estimated Cashout Price and deliver the Purchaser Equity Securities to the Distribution Agent in accordance with Section 7.15(b) and (ii) pay the HL Fee Amount, the Seller Professional Fee Amount and the Wind-Down Amount in accordance with Section 3.9."

5.	Representations and Warranties of Purchaser.

(a)       Section 6.4 of the Purchase Agreement shall be amended and restated in its entirety as follows:

"Section 6.4    Financial Ability; Purchaser DIP Claim; First Lien Credit Agreement.

(a) The Purchaser has, and on the Closing Date will have, sufficient cash on hand to allow Purchaser to perform all of its obligations under this Agreement, including payment of (i) the cash portion of the Purchase Price, (ii) the Estimated Cashout Price and (ii) all fees and expenses to be paid by Purchaser related to the transactions contemplated by this Agreement.

(b) The DIP Lender owns, free and clear of all Liens, the claims of Purchaser set forth in clause (i) of the definition of Purchaser DIP Claim and shall assign such claims to Sellers at the Closing pursuant to the DIP Claim Assignment Agreement.

(c) The Purchaser, through its Affiliates, has the legal right to direct the Agent, on behalf of the First Lien Term Lenders, pursuant to the terms of the First Lien Credit Agreement and has directed (or caused to be directed) the Agent, on behalf of the First Lien Term Lenders, to make a credit bid pursuant to section 363 of the Bankruptcy Code in order to pay the First Lien Credit Bid portion of the Purchase Price. A copy of the Bid Direction Letter is attached hereto as Exhibit H."

6.         Employment. The following subsection (p) shall be added to the end of Section 7.7 of the Purchase Agreement:

"(p) With respect to the year in which the Closing occurs, Purchaser shall establish flexible spending accounts for medical and dependent care expenses under a new or existing plan established or maintained under Section 125 and Section 129 of the Code ("Purchaser's FSAs") for each Transferred Employee who, as of the Closing, is a participant in the Sellers' FSAs. Purchaser shall credit or debit, as applicable, the applicable account of each such Transferred Employee under Purchaser's FSAs with an amount equal to the balance of each such Transferred Employee's account under the Sellers' FSAs as of the Closing. At the Closing, Sellers shall transfer to Purchaser an amount equal to the total contributions made to the Sellers' FSAs by such Transferred Employees in respect of the plan year in which the Closing occurs, reduced by an amount equal to the total claims already paid to or on behalf of such Transferred Employees in respect of such plan year. From and after the Closing, to the extent permitted by applicable Laws, Sellers shall provide Purchaser with such information Purchaser may reasonably request to enable it to verify any claims information pertaining to the Sellers' FSAs. In connection with such transfer, Purchaser shall deem that such employees' deferral elections made under the Sellers' FSAs for the year in which the Closing occurs shall continue in effect under Purchaser's FSAs for the remainder of the plan year in which the Closing occurs."

7.         Timing of Closing. Section 7.11 of the Purchase Agreement shall be amended by adding the following subsection (f) at the end thereof:

(f)        Notwithstanding anything to the contrary set forth in the Purchase Agreement, Purchaser agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with others in doing, all things necessary, proper or advisable to consummate and make effective the Sale on or prior to the Termination Date but in any event no later than June 12, 2009.

8.	Mexican Transactions.

(a)       Section 7.7(o) of the Purchase Agreement shall be amended and restated in its entirety as follows:

"(o)      [reserved]."

(b)       Section 7.10 of the Purchase Agreement shall be amended and restated in its entirety as follows:

"Section 7.10	Mexican Stock Purchase

(a)       Sellers and Purchaser agree to take such steps or actions to effectuate the purchase of the Equity Securities of the Purchased Subsidiaries in order to comply with any Mexican laws and, as may be reasonably requested, to minimize any Mexican Taxes relating to or arising from the transactions contemplated by this Agreement.

(b)       The amount of the Purchase Price allocated for Mexican Tax purposes to the Equity Securities of the Purchased Subsidiaries will be determined in accordance with Mexican GAAP and Mexican valuation procedures."

(c)       Section 7.11(e) of the Purchase Agreement shall be amended and restated in its entirety as follows:

"(e) [reserved]."

9.         First Lien Term Lenders and Global Settlement. Article VII of the Purchase Agreement shall be amended to add the following:

"Section 7.15	First Lien Term Lenders.

(a)       Purchaser shall (or shall cause its Affiliates to) direct and cause the Agent on or prior to the Closing Date to credit the amount of principal due under the loans due under the First Lien Credit Agreement in an amount sufficient to pay the First Lien Credit Bid portion of the Purchase Price and effect the other transactions contemplated by this Section 7.15. In addition, the parties hereto shall take such other actions as they deem necessary or desirable, and Purchaser shall cause the Agent to take such other actions, on behalf of the First Lien Term Lenders, as reasonably agreed between Sellers and Purchaser to give effect, under section 363 of the Bankruptcy Code or otherwise, to the First Lien Credit Bid.

(b)       Prior to the Closing Date, Purchaser shall engage an agent, reasonably acceptable to the Required Lenders and the Sellers (the "Distribution Agent"), and shall, on the Closing Date, deposit (or cause to be deposited) with the Distribution Agent, for the benefit of the First Lien Term Lenders: (i) the Estimated Cashout Price and (ii) certificates for Purchaser Equity Securities to be distributed to those First Lien Term Lenders that exercise the Equity Election or otherwise do not exercise the Cashout Election, as described below. No later than ten (10) Business Days prior to the Closing Date, Purchaser shall, or shall cause the Distribution Agent to, send an election form reasonably acceptable to the Sellers to all of the First Lien Term Lenders offering each First Lien Term Lender the right to elect to receive either (i) shares of common stock (or other equity securities of Purchaser as is specified in such election form ("Purchaser Equity Securities")) in proportion to its respective Pro Rata Share (without giving effect to dilution for any shares of common stock or rights to acquire shares of common stock issued as consideration for any settlement entered into in connection with the transactions contemplated by this Agreement or for any additional consideration other than the loans or other obligations under the First Lien Credit Agreement) (the "Equity Election") or (ii) payment of the Final Cashout Price determined in accordance with this Section 7.15 in proportion to its respective Pro Rata Share (the "Cashout Election"). The election form shall specify that those First Lien Term Lenders that do not elect the Cashout Election by the date which is three (3) Business Days prior to the Closing Date shall be deemed to have elected to receive Purchaser Equity Securities. Purchaser shall provide to Sellers copies of any such election forms within one Business Day of receipt by Purchaser or Distribution Agent, as applicable.

(c)       Purchaser and the Distribution Agent shall enter into an agreement with respect to the distribution of Purchaser Equity Securities and the Final Cashout Price and the other transactions contemplated by this Section 7.15 (the "Distribution Agreement"). Pursuant to the terms of the Distribution Agreement, as promptly as practicable following the Closing, the Distribution Agent shall deliver Purchaser Equity Securities in the appropriate amounts calculated pursuant to Section 7.15(b) to each First Lien Term Lender that has timely delivered a valid Equity Election or that has not timely delivered a valid Cashout Election.

(d)       Pursuant to the terms of the Distribution Agreement, as promptly as practicable after the calculation of the Final Cashout Price has been determined pursuant to this Section 7.15 (but in any event, within five (5) Business Days after such determination), the Distribution Agent shall send a check in the appropriate amount to each First Lien Term Lender that has timely delivered a valid Cashout Election. Following the calculation of the Final Cashout Price, but prior to the distribution by the Distribution Agent set forth in the preceding sentence:

(i) if the Target Working Capital exceeds the Final Working Capital by more than $2,000,000, then the Distribution Agent shall disburse to Purchaser, the amount by which the Estimated Working Capital exceeds the Final Working Capital; or

(ii) if the Final Working Capital exceeds the Target Working Capital by more than $2,000,000, Purchaser shall deposit with the Distribution Agent an amount equal to the amount by which the Final Working Capital exceeds the Estimated Working Capital, together with interest thereon between the Closing Date and the date of such payment at the Prime Rate.

Purchaser and Sellers agree and acknowledge that, notwithstanding anything to the contrary set forth in this Agreement, any adjustments to the Cashout Price in favor of Purchaser as a result of the application of this Section 7.15(d) shall not exceed $5,000,000.

(e)       Purchaser shall pay the fees and expenses of the Agent pursuant to Section 8.03 of the First Lien Credit Agreement to the extent that such fees are not paid by Foamex with respect to the transactions contemplated by the Distribution Agreement and this Section 7.15, or otherwise (the "Agent Fees").

(f)        The "Estimated Cashout Price" shall be a cash amount equal to (i) the Pro Rata Share, in the aggregate, of First Lien Term Lenders that timely deliver valid Cashout Elections multiplied by (ii) $116,400,000 less the Agent Fees paid or payable to the Agent by Purchaser, the HL Fee Amount, the Seller Professional Fee Amount, the Wind-Down Amount, the Unencumbered Assets Amount and the amount (which could be positive or negative) of the Purchaser DIP Claim, minus (y) the amount, if any, by which Estimated Working Capital is less than Target Working Capital or (z) plus the amount, if any, by which Estimated Working Capital exceeds Target Working Capital, provided that no such adjustment shall be made pursuant to the foregoing clauses (y) and

(z) unless the positive or negative difference between Estimated Working Capital and Target Working Capital exceeds $2,000,000. The procedure for determining Estimated Working Capital is set forth in Section 7.15(h).

(g)       The "Final Cashout Price" shall be a cash amount equal to (i) the Pro Rata Share, in the aggregate, of First Lien Term Lenders that timely deliver valid Cashout Elections multiplied by (ii) $116,400,000 less the Agent Fees paid or payable to the Agent by Purchaser, the HL Fee Amount, the Seller Professional Fee Amount, the Wind-Down Amount, the Unencumbered Assets Amount and the amount (which could be positive or negative) of the Purchaser DIP Claim, minus (y) the amount, if any, by which Final Working Capital is less than Target Working Capital or (z) plus the amount, if any, by which Final Working Capital exceeds Target Working Capital, provided that no such adjustment shall be made pursuant to the foregoing clauses (y) and (z) unless the positive or negative difference between Final Working Capital and Target Working Capital exceeds $2,000,000. The procedure for determining Final Working Capital is set forth in Section 7.15(i).

(h)       Not less than three (3) Business Days prior to the Closing Date, Sellers shall prepare and deliver to Purchaser: (i) its estimate of Working Capital as of the close of business on the Closing Date (the "Estimated Working Capital") and (ii) its calculation of the Estimated Cashout Price, each of which shall be certified as prepared in accordance with this Agreement by Foamex Inc.'s chief financial officer. Within two (2) Business Days after such delivery, if Purchaser has any objections to Sellers' calculation of the Estimated Cashout Price, Purchaser shall provide a written statement of its objections to Sellers; provided that such objections shall be limited to mathematical errors or the failure to include a material component of Current Assets or Current Liabilities in the calculation of Working Capital. The parties shall use their respective good faith efforts to resolve any dispute regarding the calculation of the Estimated Cashout Price as promptly as practicable. Sellers shall prepare and deliver to Purchaser, no later than one (1) Business Day prior to the Closing Date, Sellers' final calculation of Estimated Working Capital and the Estimated Cashout Price, which shall be conclusive for purposes of Section 7.15(f).

(i)        Not more than forty-five (45) days following the Closing Date, Purchaser shall prepare and deliver to the Sellers: (i) a statement (the "Closing Statement") of its calculation of the Working Capital (the "Final Working Capital") and (ii) its calculation of the Final Cashout Price, each of which shall be certified as prepared in accordance with this Agreement by Purchaser's chief financial officer.

(i)        The Closing Statement shall become final and binding upon the parties unless Sellers give written notice of their disagreement with any component of the Closing Statement (the "Notice of Disagreement") to Purchaser within fifteen (15) Business Days following Sellers' receipt thereof. The Notice of Disagreement shall specify in reasonable detail the nature of any such disagreement. If a Notice of Disagreement complying with the preceding sentence is received by Purchaser in a timely manner, then the Closing Statement (as revised in accordance with clause (x) or (y) below) shall become final, binding and non-appealable (after complying with Section 7.15(i)(ii)) upon the earlier of (x) the date on which the parties resolve in writing any disputes with respect to the matters specified in the Notice of Disagreement or (y) the date on which any such disputes are finally resolved in writing by the Accounting Firm.

(ii)       During the thirty (30) day period following the delivery of a Notice of Disagreement in compliance with paragraph (i) above, the parties shall seek in good faith to resolve any disputes with respect to the matters specified in the Notice of Disagreement. If, at the end of such thirty (30) day period, the parties have not resolved such disputes, the parties shall submit to the national office of a mutually acceptable "big four" accounting firm (the "Accounting Firm") for review and resolution of any and all matters that remain in dispute. The parties shall use their respective good faith efforts to cause the Accounting Firm to render a decision resolving the matters in dispute within thirty (30) days following the submission of such matters to the Accounting Firm. The Accounting Firm's determination shall be set forth in a written statement delivered to the parties and shall be final, binding and non-appealable, absent manifest or mathematical errors. All fees and expenses of the Accounting Firm shall be borne equally by Sellers and Purchaser.

Section 7.16    Global Settlement. Purchaser shall perform all of its obligations required under the Global Settlement, including without limitation any payments or the issuance of any securities thereunder, and take all actions that it deems necessary or advisable in connection therewith."

Section 7.17    DIP Obligations. At the Closing, the Sellers shall (i) pay (or caused to be paid) an amount in cash sufficient to satisfy and discharge in full all Obligations as defined in and under the DIP Loan Agreement (other than in respect of the Purchaser DIP Claim and as set forth in Section 7.14), and (ii) execute and deliver in favor of the agent and the lenders under the DIP Loan Agreement, a valid and binding termination and release agreement in accordance with Section 4.3.2 of the DIP Order.

10.	Closing Conditions.

(a)       Section 9.1 of the Purchase Agreement shall be amended by adding a new subsection (g) at the end thereof as follows:

(g)       PBGC Settlement. Sellers, Purchased Subsidiaries and the PBGC shall have entered into the PBGC Settlement.

(b)       Section 9.1(c) of the Purchase Agreement shall be amended and restated in its entirety as follows:

"(c) [reserved]."

(c)       Section 9.2(c) of the Purchase Agreement shall be amended and restated in its entirety as follows:

"(c) [reserved]."

11.       Purchaser Corporate Form. Prior to the Closing, Purchaser shall convert from a Delaware limited liability company to a Delaware corporation to be called "Foamex Innovations, Inc.".

9.         Effect of Amendment. Except as expressly amended, modified or waived by this letter, all of the terms, representations, warranties, covenants and conditions of the Purchase Agreement shall remain unmodified and unwaived by the terms of this Amendment, and shall remain in full force and effect in accordance with their respective terms, and are hereby ratified, approved and confirmed in all respects. This Amendment shall not constitute any party's consent or indicate its willingness to consent to any other amendment, modification or waiver of the Purchase Agreement or any instruments or agreements referred to herein or therein.

10.       Miscellaneous. The provisions of Article XII ("Miscellaneous") of the Purchase Agreement shall apply to this Amendment as if such provisions were set out herein in full and as if each reference therein to "this Agreement" included a reference to this Amendment.

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first above written.

SELLERS:

Foamex International Inc.

By:	/s/ John G. Johnson, Jr.
Name	John G. Johnson, Jr.
Title:	President and Chief Executive Officer

Foamex L.P.

By:	/s/ John G. Johnson, Jr.
Name	John G. Johnson, Jr.
Title:	President and Chief Executive Officer

FMXI, LLC

By:	/s/ John G. Johnson, Jr.
Name	John G. Johnson, Jr.
Title:	President and Chief Executive Officer

Foamex Latin America, Inc.

By:	/s/ John G. Johnson, Jr.
Name	John G. Johnson, Jr.
Title:	President and Chief Executive Officer

Foamex Asia, Inc.

By:	/s/ John G. Johnson, Jr.
Name	John G. Johnson, Jr.
Title:	President and Chief Executive Officer

Foamex Carpet Cushion LLC

By:	/s/ John G. Johnson, Jr.
Name	John G. Johnson, Jr.
Title:	President and Chief Executive Officer

Foamex Mexico, Inc.

By:	/s/ John G. Johnson, Jr.
Name	John G. Johnson, Jr.
Title:	President and Chief Executive Officer

Foamex Canada Inc.

By:	/s/ John G. Johnson, Jr.
Name	John G. Johnson, Jr.
Title:	President and Chief Executive Officer

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first above written.

PURCHASER:

MP Foam DIP LLC

By:	/s/ Mark E. Palmer
Name	Mark E. Palmer
Title:	Partner